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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 13E-3
                                 (Rule 13e-100)
Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934
                            and Rule 13e-3 Thereunder

                                (Amendment No. 2)

                         JANUS HOTELS AND RESORTS, INC.
                              (Name of the Issuer)

                         JANUS HOTELS AND RESORTS, INC.
                             JANUS ACQUISITION, INC.
                                  LOUIS S. BECK
                                 HARRY G. YEAGGY
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                  47102 C 30 9
                                  47102 C 10 1
                      (CUSIP Number of Class of Securities)

Louis S. Beck                            Richard A. Tonges
Janus Hotels and Resorts, Inc.           Janus Hotels and Resorts, Inc.
2300 Corporate Blvd., N.W.               8534 E. Kemper Road
Suite 232                                Cincinnati, Ohio  45249
Boca Raton, FL 33431

          (Names, Addresses and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

                                   COPIES TO:

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John E. Barnes, Esq.           |         Lawrence A. Goldman
Dinsmore & Shohl LLP           |         Gibbons, Del Deo, Dolan, Griffinger &
1900 Chemed Center             |         Vecchione, a Professional Corporation
255 E. Fifth Street            |         One Riverfront Plaza
Cincinnati, Ohio  45202        |         Newark, NJ 07102
(513) 977-8114                 |         (973) 596-4645
                               |
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         This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
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b.   [ ]  The filing of a registration statement under the Securities Act of
          1933.

c.   [ ]  A tender offer.

d.   [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

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                          CALCULATION OF FILING FEE
---------------------------------------- ---------------------------------------
  Transaction valuation*                               Amount of filing fee
---------------------------------------- ---------------------------------------
        $1,071,914                                              $87
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* For purposes of calculating the filing fee only. The filing fee was determined by calculating the product of 1,649,098 shares of common stock and the merger consideration of $0.65 per share. In accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the amount calculated pursuant to the preceding sentence by ..00008090.

[X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid: $87
          Form or Registration No.: Preliminary Proxy Statement on Schedule 14A Filing Party: Janus Hotels and Resorts, Inc.
          Date Filed: August 13, 2003
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                                  INTRODUCTION

This Amendment No. 2 to Schedule 13e-3 Transaction Statement (the "Amendment") is being filed by (i) Janus Hotels and Resorts, Inc., a Delaware corporation ("Janus" or the "Company"),(ii) Janus Acquisition, Inc., a Delaware corporation ("Acquisition Corp."), (iii) Louis S. Beck and (iv) Harry G. Yeaggy and amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13e-3, as amended by Amendment No. 1 (as so amended by such amendment and this Amendment, the "Statement") filed on August 13, 2003 and October 2, 2003, respectively, with the Securities and Exchange Commission (the "Commission"). This Statement relates to an Agreement and Plan of Merger dated as of July 28, 2003 (the "Merger Agreement") by and between Janus and Acquisition Corp.

Janus previously filed with the Commission a preliminary proxy statement on
Schedule 14A (the "Proxy Statement") in connection with a special meeting of Janus stockholders. At such meeting, Janus stockholders will be asked to vote to approve the Merger Agreement and authorize the merger transaction contemplated hereby. As a result of the merger, Janus's stockholders (other than Acquisition Corp.) will be entitled to receive $0.65 per share in cash for their shares of Janus common stock.

The information in the Proxy Statement, including the annexes thereto, is hereby incorporated by reference and contains all information required in response to the items of this Statement, except that the Proxy Statement does not include all of the exhibits listed below. The Proxy Statement will be completed and, if appropriate, amended prior to the time it is first sent or given to Janus's stockholders. This Statement will be amended to reflect such completion or amendment of the Proxy Statement.

The information contained in the Proxy Statement, including all appendices thereto is hereby expressly incorporated herein by reference in answer to Items 1 through 15 of this Amendment. Capitalized terms used but not defined in this Amendment shall have the meanings given to them in the Proxy Statement.

ITEM 16. Exhibits

The following are filed pursuant to Item 1016 of Regulation M-A.

(a)(1) Preliminary copy of Letter to Shareholders from Michael M. Nanosky incorporated by reference to Schedule 14A filed by Janus on November 20, 2003.

(a)(2) Preliminary copy of Notice of Special Meeting of Shareholders incorporated by reference to Schedule 14A filed by Janus on November 20, 2003.

(a)(3) Preliminary Proxy Statement, incorporated by reference to Schedule 14A filed by Janus on November 20, 2003, including form of proxy card.

(a)(4) Press release issued by Janus dated July 29, 2003 (incorporated by reference to Schedule 14A Information Statement filed by Janus on September 24,
2003).*


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(a)(5) Press release issued by Janus dated November 4, 2003 (incorporated by reference to Schedule 14A Information Statement filed by Janus on November 4,
2003).*

(b) Not applicable.

(c)(1) Opinion of Murray Devine & Co., Inc. dated July 28, 2003 (included as Annex C to the Preliminary Proxy Statement, which is incorporated herewith as Exhibit (a)(3)).

(c)(2) Valuation of the Common Stock of Janus Hotels and Resorts, Inc., as of June 30, 2003 by Murray Devine & Co., Inc. (included as Annex D to the Preliminary Proxy Statement, which is incorporated herewith as Exhibit (a)(3)).

(c)(3) Murray Devine & Co. Inc. Valuation Overview presented to the Board of Directors on July 28, 2003 (included as Annex E to the Preliminary Proxy Statement, which is incorporated herewith as Exhibit (a)(3)).

(c)(4) Market Value Appraisal of Hotel Property, Hotel Inn Express Oceanside prepared by Integra Realty Resources for Murray Devine & Co.**

(c)(5) Market Value Appraisal of Hotel Property, Comfort Inn Akron West prepared by Integra Realty Resources for Murray Devine & Co.**

(c)(6) Market Value Appraisal of Hotel Property, Days Inn Cambridge prepared by Integra Realty Resources for Murray Devine & Co.**

(c)(7) Market Value Appraisal of Hotel Property, Hotel Inn Canton prepared by Integra Realty Resources for Murray Devine & Co.**

(c)(8) Market Value Appraisal of Hotel Property, Days Inn prepared by Integra Realty Resources for Murray Devine & Co.**

(c)(9) Market Value Appraisal of Hotel Property, Hotel Inn Hudson prepared by Integra Realty Resources for Murray Devine & Co.**

(c)(10) Market Value Appraisal of Hotel Property, Hotel Inn Independence prepared by Integra Realty Resources for Murray Devine & Co.**

(d) (1) Agreement and Plan of Merger dated as of July 28, 2003 by and between Janus Hotels and Resorts, Inc. and Janus Acquisition, Inc. (included as Annex A to the Preliminary Proxy Statement, which is incorporated herewith as Exhibit
(a)(3)).

(d)(2) Subscription Agreement dated as of July 30, 2003 by Louis S. Beck (incorporated by reference to Exhibit (d)(2) of Amendment No. 2 to the Statement).*

(d)(3) Subscription Agreement dated as of July 30, 2003 by Harvey G. Yeaggy (incorporated by reference to Exhibit (d)(3) of Amendment No. 2 to the Statement).*

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(d)(4) Agreement as to Cancellation of Stock Option executed by Paul A. Tipps
(incorporated by reference to Exhibit (d)(4) of Amendment No. 2 to the Statement).*

(d)(5) Form of Agreement as to Cancellation of Stock Option and schedule of signatures thereto (incorporated by reference to Exhibit (d)(5) of Amendment No. 2 to the Statement).*

(f) Dissenter's rights under the Delaware General Corporation Law are set forth in Annex B to the Preliminary Proxy Statement, which is incorporated herewith as Exhibit (a)(3).

(g) Not applicable.



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*      Previously Filed.
**     To be filed by a subsequent amendment.





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                                   SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                        JANUS HOTEL AND RESORTS, INC.



                                        By: /s/ Michael M. Nanosky
                                            ----------------------------------
                                        Name: Michael M. Nanosky
                                        Title: President
                                        Date: November 20, 2003


                                        JANUS ACQUISITION INC.



                                        By: /s/ Louis S. Beck
                                            ----------------------------------
                                        Name: Louis S. Beck
                                        Title: President
                                        Date: November 20, 2003


                                        /s/ Louis S. Beck
                                        --------------------------------------
                                        Louis S. Beck
                                        Date: November 20, 2003.


                                        /s/ Harry G. Yeaggy
                                        --------------------------------------
                                        Harry G. Yeaggy
                                        Date: November 20, 2003